Via Facsimile and U.S. Mail
Mail Stop 6010

      July 13, 2005


Mr. Thomas J. Kilian
President and Chief Executive Officer
Ceres Group, Inc.
17800 Royalton Road
Cleveland, Ohio   44136


      Re:	Ceres Group, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 18, 2005
      File No. 000-08483


Dear Mr. Kilian:

      We have limited our review of your filing to only those issues we have addressed in our comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 22

Critical Accounting Policies, page 22

Liabilities for Other Policy Claims and Benefits Payable, page 22

1. We note throughout the document that management discusses the inherent uncertainty in establishing reserves for loss and loss adjustment expenses. Given this inherent uncertainty, we feel that a more robust discussion of this estimate is appropriate. Please provide to us the disclosures that you would propose to include in future Forms 10-K that better explains the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that any materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. The proposed disclosure should include the following information for each of your lines of business:

* Please disclose the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.
* Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
* Please include a better discussion of the uncertainty involved in estimating the "Future policy benefits, losses and claims" liability.

2. Based on the information disclosed in Note J on page 71, it appears that management significantly revised its estimate of loss reserves recorded in prior years. Please revise Management`s Discussion and Analysis to explain the reason for this change in estimate. For each line of business, include the following disclosures:

* Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.
* Identify the changes in the key assumptions made to estimate the reserve since the last reporting date.
* Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
* Ensure the disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
* Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

Liquidity and Capital resources, page 34

3. Please explain to us the rationale for the apparent shift in your investing philosophy as evidenced by the existence of trading securities in the current period and why you did not address this apparent change in this liquidity discussion. Also clarify for us if these trading securities represent transfers from available-for-sale or i f they represent new investments.

4. Based on the information provided in the table in Note J on page
71, it appears that there has been a significant shift in the payment patterns of these liabilities. Please provide to us the disclosures that you would propose to include in future Forms 10-K that would provide the following information about the more likely than not impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of any asset/liability management process and whether there are any significant variations between the maturity of the investments and the expected payment of the loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on any future liquidity and results of operations.

Contractual Obligations, page 35

5. We note that the Company has not included its policy claims and benefits payable or interest on long term debt in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please provide to us a revised contractual obligation table that you would propose to include in future Forms 10-K that includes the expected settlement of your loss reserves.

Financial Statements - December 31, 2004, page 43

D.  Discontinued Operations, page 64

6. Please explain to us what resulted in the additional $2.2 million loss recorded in 2003 related to the sale of Pyramid. Also explain to us why you decided to sell an apparently profitable line of business, based on the income from operations disclosed in your income statement, at such a significant loss.

G.  Value of Business acquired, page 66

7. Please clarify for us what the "Adjustments to expense reserve" represent and how it is incorporated into your policy related to VOBA. Also provide to us a better explanation of what resulted in the larger affect in the more recent periods related to this charge.
Your policy note on page 54 makes it appear that you may establish VOBA related to non-life policies. Please clarify for us whether this is the case and, if so, provide to us the specific references to the authoritative literature that supports this practice.

K.  Reinsurance Arrangements, page 71

8. Please explain to us in greater detail why the reinsurance transactions you describe in this note result in deferred gains. Include any references to the specific paragraphs within the authoritative literature upon which you relied to determine that this treatment is appropriate. If you feel that it will help clarify the treatment applied, consider providing as an example of what you recorded related to these transactions the journal entries that you made at the time you entered into these agreements.

U.  Operating Segments, page 82

9. Please explain to us how you allocate "Net investment income"
to
the various segments given that you make the assertion that you do not allocate investments by segment. Also explain to us why you do not include the product revenue information required by paragraph
37
of SFAS 131.


*    *    *    *

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant, at (202)
551-
3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


							Sincerely,



							Jim B. Rosenberg
							Senior Assistant Chief
Accountant

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Thomas J. Kilian
Ceres Group, Inc.
July 13, 2005
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